UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

47-1321680

(CUSIP Number of Class of Securities)

Simon Berry

Assistant Secretary

Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 346-4190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7182

June 20, 2017

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$6,605,312.35 (20% of 4/30/17 NAV)(a)	$765.56(b)

(a)	Calculated as the aggregate maximum value of Institutional Shares being purchased.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on June 20, 2017 by Cross Shore Discovery Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to twenty percent (20%) of the Fund’s net asset value as of September 29, 2017 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on June 20, 2017.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on July 18, 2017.

(2)	No Shareholders validly tendered Shares prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CROSS SHORE DISCOVERY FUND

By:	/s/ Neil Kuttner
Name:	Neil Kuttner
Title:	President, Principal Executive Officer

September 7, 2017

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